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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)*


                     RADA ELECTRONIC INDUSTRIES LIMITED
         -------------------------------------------------------------
                                (Name of Issuer)

                Ordinary Shares, Par Value NIS .002 Per Share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  750115305
                   -----------------------------------------
                                 (CUSIP Number)


                               Robert T. Burke
                           Mandel, Buder & Vergas
                             101 Vallejo Street
                           San Francisco, CA 94111

(Name, Address and Telephone Number Persons Authorized to Receive Notices and
                               Communications)

                               August 1, 1997
           ------------------------------------------------------
          (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 750115305            SCHEDULE 13D              PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Horsham Enterprises Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,089,215

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,089,215

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,089,215

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

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     This Amendment amends Items 4, 5, 6 and 7 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended, by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham") on June 12, 1997, as amended by a
Schedule 13D (A-1) filed on June 18, 1997 and a Schedule 13D (A-2) filed on July 30, 1997 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.


ITEM 4:  PURPOSE OF THE TRANSACTION.
-------  ---------------------------

Item 4 of the Schedule 13D is amended to disclose the following:

The parties continue to discuss representation of Horsham on the Rada Board of Directors. Rada has indicated some willingness to appoint as many as two nominees of Horsham to the Rada Board of Directors.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
-------  -------------------------------------

Item 5 of the Schedule 13D is amended by adding the following to the disclosures already made under the indicated subparagraphs of the Schedule 13D:

(a) On August 1, 1997, Horsham entered into in an agreement, entitled Stock Purchase Agreement (the "Stock Purchase Agreement"), with Kellstrom Industries, Inc., a Delaware corporation ("Kellstrom"). Pursuant to the Stock Purchase Agreement, Horsham agreed, subject to certain conditions, to purchase from Kellstrom for an aggregate purchase price of $1,003,830.00 a total of 475,000 Ordinary Shares of Rada, 35,000 of which are currently outstanding and held by Kellstrom, and 440,000 of which had not yet been issued by the date of the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, Kellstrom was to use its best efforts to purchase the 440,000 Ordinary Shares from Rada pursuant to a Right of First Refusal Agreement, dated June 22, 1995, between Rada and Kellstrom. The Board of Directors of Rada has authorized the issuance of such 440,000 Ordinary Shares to Kellstrom for an aggregate issuance price of $898,480.00. Rada has applied for a listing of such 440,000 shares on the NASDAQ exchange. Rada has informed Horsham that as a result of the issuance of such 440,000 shares, Rada will have 13,080,483 Ordinary Shares outstanding. The most recently filed and publicly available report by Rada (Form 20-F for the fiscal year ended December 31, 1996) states that 8,367,139 Ordinary Shares are issued and outstanding. When such figure is modified in accordance with Rule 13d-3 of the Exchange Act to account for additional shares issued subsequent to December 31, 1996, the aggregate total of 475,000 Ordinary Shares purchased by Horsham under the Stock Purchase Agreement represents approximately 5% of the total number of the outstanding Ordinary Shares of Rada thus computed; the total of 2,089,215 Ordinary Shares beneficially owned by Horsham as a result of the Stock Purchase Agreement represents approximately 21% of

                                     1.
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     the total number of the outstanding Ordinary Shares of Rada thus computed
     (the latter percentage figure is the figure set forth on the second cover page of this Amendment). Based on the figure supplied by Rada to Horsham of 13,080,483 Ordinary Shares outstanding subsequent to the issuance of the 440,000 Ordinary Shares referenced above, the aggregate total of 475,000 Ordinary Shares purchased by Horsham under the Stock Purchase Agreement represents approximately 4% of the total number of the outstanding Ordinary Shares of Rada; similarly, based on the figure of 13,080,483 Ordinary Shares outstanding subsequent to the issuance of the 440,000 Ordinary Shares referenced above, the total of 2,089,215 Ordinary Shares of Rada owned by Horsham subsequent to the Stock Purchase Agreement represents approximately 16% of the outstanding Ordinary Shares of Rada.

(b)  See Item 5(a) above.

(c)  See Item 5(a) above.

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

None except as set forth in Item 5(a) above.

ITEM 7:   EXHIBITS.
-------   ---------

3. Stock Purchase Agreement, dated as of the 1st day of August, 1997, by and between Horsham Enterprises Limited, a British Virgin Islands corporation, and Kellstrom Industries, Inc., a Delaware corporation.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horsham Enterprises Limited



     /s/ Roy K.C. Chan
-----------------------------------------------
By:  Roy K.C. Chan, Managing Director

                                     2.
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                                 EXHIBIT INDEX

Exhibit
-------

Exhibit 3 Stock Purchase Agreement, dated as of the 1st day of August, 1997, by and between Horsham Enterprises Limited, a British Virgin Islands corporation, and Kellstrom Industries, Inc., a Delaware corporation.

                                     3.